Exhibit (a)(1)(V)
21 May 2009
To Eligible Partners in Australia:
As recently communicated to you, on 1 May 2009 we commenced an offer to voluntarily exchange eligible stock options for a lesser amount of new stock options with a lower exercise price (the “Exchange Offer”). The terms of Exchange Offer are set forth in the Offer to Exchange Certain Stock Options for New Stock Options (the “Offer to Exchange document”), which was previously sent to you along with several other documents relating to the Exchange Offer. Included in the Offer to Exchange document was a discussion of the material tax consequences of participating in the Exchange Offer for eligible partners subject to tax in Australia (provided in Schedule A of the Offer to Exchange document).
Recent actions by the Australian Government may significantly change the tax treatment of the new stock options that may be granted to you if you elect to participate in the Exchange Offer.
The Australian Budget for 2009-2010 contains a proposal that, if enacted, will significantly change the tax treatment of the new stock options that may be granted to you if you participate in the Exchange Offer. However, it is not yet certain whether the Budget proposal will be enacted or whether it will be amended while under review by the Australian Parliament. Accordingly, the tax treatment of the new stock options that may be granted to you if you participate in the Exchange Offer is uncertain. You are strongly advised to consider these potential changes, as further described below, in deciding whether to participate in the Exchange Offer.
If you have already elected to surrender eligible stock options in exchange for new stock options in the Exchange Offer and you would like to change your election, you may withdraw your surrendered eligible stock options by notifying BNY Mellon Shareowner Services (“BNYMellon”) of your withdrawal election in one of the following two ways:
•	By revising your election online at the Stock Option Exchange Program Website, which is available at https://www.corp-action.net/starbucks. Your online withdrawal election must be submitted before the expiration deadline of 5:00 p.m., Pacific, on May 29, 2009 (or such later date as may apply if the Exchange Offer is extended).

•	By completing and returning the paper notice of withdrawal included in the materials mailed to you with this Offer to Exchange document, and delivering it to BNYMellon according to the instructions contained in the materials so that BNYMellon receives it before the expiration deadline of 5:00 p.m., Pacific, on May 29, 2009 (or such later date as may apply if the Exchange Offer is extended). You must allow for delivery time based on the method of submission that you choose to ensure that BNYMellon receives your withdrawal election by the deadline.
If you have difficulty accessing the Stock Option Exchange Program Website or need another copy of the notice of withdrawal form, please contact the BNY Mellon Shareowner Services Customer Service Center, available 24 hours a day, 5 days a week (i.e., 12:00 a.m. Monday to 9:00 p.m. Friday, Pacific) at 800-327-61460.
Potential Changes to the Taxation of New Stock Options:
The Australian Government recently announced the Budget for 2009-2010, which if enacted into law will mean that all shares or rights provided under an employee share scheme after 12 May 2009 (which would include the new stock options) will be assessed in the income year that they are acquired. That is, there will no longer be any ability for an employee in receipt of such shares or rights to be taxed at a later time (e.g., when options are exercised).

In the context of the Exchange Offer, this means that you will (if the change in law as currently proposed is enacted as legislation) be subject to taxation upon the grant of the new stock options. Accordingly, you will have to include an amount in your assessable income in the income year (i.e., the financial year ending 30 June) in which the new stock options are granted. The Medicare Levy contributions likely would be due at the same time. If this proposed change in law is enacted, the amount included in your assessable income will likely be the “market value” of the new stock options at the time of receipt less any consideration paid for the acquisition of the new stock options. The “market value” of the new stock options will be the greater of (i) the market value of the shares1 underlying the new stock options less the exercise price, and (ii) the value of the new stock options determined in accordance with a statutory formula. Please refer to Attachment A to this letter to see how the statutory formula is calculated.
Provided that you have not been required by the Australian Tax Office (ATO) to pay your tax liability on a quarterly, semi-annual, or annual basis under Australia’s pay as you go (PAYG) installment regime, you will be required to pay the applicable taxes due with respect to the grant of the new stock options under the proposed change in law only once an assessment has been raised by the ATO after the lodgment of your income tax return for the income year in which the new options are granted. It is not clear at this time whether you will be able to obtain a refund of the taxes paid in the income year in which the new stock options are granted if you subsequently forfeit the new stock options before vesting (but a refund may be available).
This measure is stated to apply to shares and rights (including stock options) acquired after 7:30 p.m. Australian Eastern Standard Time on May 12, 2009. It is noted that the Budget announcement provides limited detail on the operation of the proposed measure and the enacting legislation to give effect to this measure has not been introduced as yet. Furthermore, it is possible that, in enacting the legislation, the Australian Parliament may introduce amendments to the measure proposed in the Budget announcement. Due to the absence of enacting legislation and the possibility of amendments to the Budget proposal, the tax treatment of your new stock options and the sale of the underlying shares is uncertain at this time. You are strongly advised to seek appropriate professional advice as to how the proposed measures will affect you.
Yours sincerely,
Starbucks Corporation

[1]	For Australian tax purposes, the market value of the shares on a given day is determined as the weighted average of prices at which the shares were traded on the relevant stock market (in Starbucks case, this is the NASDAQ Global Select Market) during the one-week period up to and including that day.

ATTACHMENT A
STATUTORY FORMULA FOR CALCULATING MARKET VALUE OF A STOCK OPTION
The market value of a stock option on a particular day (as determined in accordance with the applicable statutory formula) is calculated as follows:
Market Value of Stock Option = Table Percentage X Exercise Price of the Option
Exercise Price of the Option is the price at which the stock option may be exercised.
Table Percentage is a percentage ranging from 0% to 24.7% that is set forth in a statutory table. For additional information on calculating the Table Percentage, or calculating the market value of stock options generally, please see Section 139FM (Table 1 and instructions) of the Income Tax Assessment Act 1936, which can be found at the following website:
http://www.comlaw.gov.au/comlaw/Legislation/ActCompilation1.nsf/framelodgmentattachments/C6
5C510239F310CBCA2571A7001F80E5
The calculation of the market value of a stock option is complex. Therefore, we strongly advise you to consult a tax professional with respect to calculating the market value of the new stock options.